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                                                                  EXHIBIT (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below). The Offer (as defined below) is made only by the Offer To Purchase (as defined below), and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Common Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Offeror (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Common Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH ALL OUTSTANDING COMMON SHARES OF EMCO LIMITED AT CDN $16.60 NET PER SHARE BY 2022841 ONTARIO INC. AN INDIRECT WHOLLY OWNED SUBSIDIARY OF BLACKFRIARS CORP.

2022841 Ontario Inc., an Ontario corporation (the "Offeror") and an indirect wholly owned subsidiary of Blackfriars Corp., a corporation organized under the laws of the state of Delaware ("Blackfriars"), is offering to purchase all outstanding common shares (the "Common Shares") of Emco Limited, an Ontario corporation (the "Company"), at a purchase price of CDN $16.60 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer (the "Offer Document") and the accompanied Circular (the "Circular", and together with the Offer Document, the "Offer to Purchase"), dated February 28, 2003, and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Common Shares registered in their names and who tender directly to Computershare Trust Company of Canada (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 8 of the Letter of Transmittal, transfer taxes on the purchase of Common Shares pursuant to the Offer. Shareholders who hold their Common Shares through a broker or bank should consult such institution as to whether it will charge any service fees to tender Common Shares. The Offeror will pay all charges and expenses of the Depositary and Mackenzie Partners, Inc., which is acting as the information agent for the Offer (the "Information Agent"), the Soliciting Dealer Group and the Dealer Managers (each, as defined in the Offer to Purchase), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 P.M., EASTERN TIME,
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ON MONDAY, APRIL 7, 2003 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered (other than by guaranteed delivery where actual delivery has not occurred) and not properly withdrawn prior to the expiration of the Offer a number of Common Shares that represents at least 66 2/3% of the Common Shares outstanding on a fully diluted basis, excluding Common Shares issuable on the conversion of the outstanding 6.5% convertible unsecured subordinated debentures of Emco, due July 4, 2007 (the "Deposit Minimum Condition"), (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder having expired or been terminated and
(3) receipt of any required approvals or rulings under the Competition Act (Canada) and the Investment Canada Act. The Offer is subject to certain other conditions described under "Conditions of the Offer" in Section 4 of the Offer Document. Please read Section 4 of the Offer Document, which sets forth in full the conditions to the Offer. The Offeror's obligation to purchase the Common Shares is not conditioned on any financing arrangements or subject to any financing condition. See Section 8 of the Circular for a description of Blackfriars' and the Offeror's financing arrangements.

The Offer is being made pursuant to a Support Agreement, dated as of February 19, 2003 (the "Support Agreement"), among Blackfriars, the Offeror and the Company. The purpose of the Offer is to permit Blackfriars, through the Offeror, to acquire at least that number of Common Shares which would satisfy the Deposit Minimum Condition. The Support Agreement provides that, among other things, the Offeror will commence the Offer and that if, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Common Shares (other than Common Shares held on the date hereof by or on behalf of the Offeror or any affiliate or associate of the Offeror), the Offeror will use its reasonable best efforts to avail itself, to the extent possible, of the compulsory acquisition provisions of section 188 of the Business Corporation Act (Ontario) (the "OBCA") so as to acquire the remaining Common Shares from those shareholders who have not accepted the Offer at the same price per Common Share paid under the Offer (a "Compulsory Acquisition"). If less than 90% of the Common Shares are acquired by the Offeror pursuant to the Offer (other than Common Shares held on the date hereof by or on behalf of the Offeror or any affiliate or associate of the Offeror), or the compulsory acquisition provisions of the OBCA are otherwise unavailable, the Offeror may, and currently intends to, implement other means of acquiring all of the Common Shares in accordance with Canadian law, including by way of a capital reorganization, an arrangement, amalgamation, merger, share consolidation, or other transaction (a "Subsequent Acquisition Transaction"), provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer. If the Deposit Minimum Condition is satisfied, the Offeror will own sufficient Common Shares to effect a Subsequent Acquisition Transaction without the affirmative vote of any other shareholder. See "Acquisition of Common Shares Not Deposited under the Offer" in Section 15 of the Circular. Without limiting the foregoing, effective upon the acceptance for payment of Common Shares pursuant to the Offer, the holders of such Common Shares will sell and assign to Offeror all right, title and interest in and to all of the


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Common Shares tendered (including, but not limited to, such holder's right to any and all dividends and distributions).

The Company's board of directors, at a special meeting held on February 19, 2003, unanimously (1) determined that the Support Agreement and the transactions contemplated thereby, including the Offer, are fair to the Company's shareholders and in the best interests of the Company and its shareholders, (2) approved and adopted the Support Agreement and the transactions contemplated thereby, including the Offer, and (3) recommended that the Company's shareholders accept the Offer. Accordingly, the Company's board of directors has recommended that you accept the Offer and tender all of your Common Shares pursuant to the Offer.

Concurrently with entering into the Support Agreement, the Offeror and Blackfriars entered into a lock-up agreement (the "Lock-up Agreement") with Masco Corporation ("Masco") which owns 6,621,334 Common Shares, constituting approximately 42% of the Common Shares outstanding. Under the Lock-up Agreement, Masco has agreed, among other things, to tender its Common Shares in the Offer.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, the Common Shares validly tendered (other than by guaranteed delivery where actual delivery has not taken place) and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror's acceptance of such Common Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Common Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering shareholders. Under no circumstances will the Offeror pay interest on the purchase price of Common Shares because of any delay in making any payment. Payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) certificates for such Common Shares or timely confirmation of a book-entry transfer of such Common Shares into the Depositary's account at The Depositary Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of book-entry transfer, or an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

Subject to the terms of the Support Agreement, the Offeror may, in its sole discretion, at any time and from time to time, extend the Expiry Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, Canada. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof made by the Offeror, such announcement to be issued not later than 9:00 a.m., Eastern time, on the next business day of the previously scheduled Expiry Time. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Common Shares.

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Notwithstanding the foregoing but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up (and, in the Province of Quebec, pays for) all Common Shares then deposited under the Offer and not withdrawn.

The Offeror has the right to include a "subsequent offering period" in the event the tendered Common Shares are purchased pursuant to the Offer. During a subsequent offering period, shareholders may tender their Common Shares and promptly receive the Offer consideration. Pursuant to applicable U.S. and Canadian securities laws, the Offeror may not extend the Offer during the subsequent offering period for less than 3 business days or more than 20 business days (for all such extensions). Notwithstanding the provisions of Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the ability of a purchaser in a tender offer to preclude withdrawals during a subsequent offering period, the Offeror will permit withdrawal of tendered Common Shares during any subsequent offering period, if there is one. However, in order to comply with Exchange Act Rule 14d-11(c), which requires the Offeror promptly purchase and pay for all Common Shares tendered during a subsequent offering period, notice of any such withdrawal must be received by the Depositary before such shares have been paid for.

If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing shareholders whose Common Shares are taken up under the Offer.

Except as otherwise provided in Section 7 of the Offer Document, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing shareholder:

(a) at any time when the Common Shares have not been accepted for purchase and taken up by the Offeror;

(b) if the Common Shares have not been paid for by the Offeror within three (3) business days after having been taken up; or

(c) at any time before the expiration of ten (10) days from the date upon which either: (i) a notice of change relating to a change which has occurred in the information contained in the Offer Document or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been accepted for purchase and taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing shareholder and must be actually received by the Depositary at the place of deposit before Common Shares are accepted for purchase in the Offer. Notices of withdrawal: (i) must be made by a method,

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including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery, (as defined in the
Offer Document)) accompanying the Common Shares which are to be withdrawn; (iii) must specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and, if a certificate has been tendered, the certificate number shown on each certificate representing the applicable Common Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). If Common Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer Document, such notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer Document) to be credited with the withdrawn Common Shares. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer Document), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon timely actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal. Common Shares shall be deemed paid for at the time sufficient funds are made available by the Offeror to the Depositary for payment to tendering holders of Common Shares.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Dealer Managers (as defined in the Offer Document), the Information Agent, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for Common Shares or is unable to take up and pay for Common Shares, then, without prejudice to the Offeror's other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing shareholders are entitled to withdrawal rights as set forth in Section 7 of the Offer Document or pursuant to applicable law.

Any Common Shares withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described under "Manner of Acceptance" in Section 3 of the Offer Document.

With respect to certain U.S. shareholders, the sale of Common Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and other state, local and foreign income tax purposes as well. In general, U.S. shareholders who sell Common Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (in the U.S. dollar equivalents determined at the spot rate on the date of the consummation of the Offer) and the shareholder's adjusted tax basis in the Common Shares sold pursuant to the Offer (as determined in U.S. dollars). Provided that such Common Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the

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shareholder has held the Common Shares for more than one year at the time of the consummation of the Offer. Long term capital gains recognized by an individual generally will be eligible for reduced rates of taxation, and the deductibility of capital losses is subject to limitations. The foregoing assumes that the Company is not a passive foreign investment company with respect to a particular U.S. shareholder in which case special tax rules could apply. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income and Canadian federal income tax consequences of the Offer, including with respect to a Compulsory Acquisition or Subsequent Acquisition Transaction, see
Section 16 of the Circular.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Offeror with its list of shareholder and security position listings for the purpose of disseminating the Offer to holders of Common Shares. The Offer to Purchase, the Letter of Transmittal and other related materials are being mailed to record holders of Common Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Common Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Offeror's expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Common Shares pursuant to the Offer.

The Information Agent for the Offer is:

MACKENZIE PARTNERS LOGO
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: proxy@mackenziepartners.com
February 28, 2003